UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
_______________

SILVERCORP METALS INC.
(Exact name of registrant as specified in its charter)
_______________

British Columbia, Canada	not applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 1378, 200 Granville Street
Vancouver, B.C. V6C 1S4
Canada
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common shares, without par value	New York Stock Exchange, Inc.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box [ X ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box [   ]

Securities Act registration statement file number to which this form relates: not applicable

Securities to be registered pursuant to Section 12(g) of the Act:  None

Item 1.	Description of Registrant’s Securities to be Registered.

The following is a summary of the principal terms of an Amended and Restated Shareholder Rights Plan Agreement between Silvercorp Metals Inc. (the “Company”) and Computershare Investor Services Inc., as Rights Agent (“Rights Agent”), dated as of September 23, 2011 (the “Rights Agreement”). The Rights Agreement amends and restates the Shareholder Rights Plan Agreement between the Company and the Rights Agent, dated as of August 11, 2009. The summary is a general description only and is qualified in its entirety by reference to the detailed terms and conditions set forth in the Rights Agreement. Capitalized terms used but not otherwise defined herein have the meanings given such terms in the Rights Agreement. A copy of the Rights Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to the Rights Agreement, the Company has authorized the issuance of a right (a “Right”), in respect of each common share outstanding at the Record Time and each common share issued after the Record Time and prior to the Separation Time (the “Shares”), to receive common shares of the Company upon payment of the Exercise Price, subject to certain anti-dilution adjustments and other rights as provided in the Rights Agreement. Prior to the Separation Time, the Exercise Price is, subject to adjustment from time to time, an amount equal to three times the Market Price per Share and, from and after the Separation Time, the Exercise Price is, subject to adjustment from time to time, an amount equal to three times the Market Price, as at the Separation Time, per Share.

Rights Evidenced by Certificates for Shares; Separation Time

Before the Separation Time, the Rights will be evidenced by the certificates for Shares and will be transferable with and only with such certificates for Shares. From and after the Separation Time, the Rights will be evidenced by Rights Certificates, which will be transferable and traded separately from the Shares. Rights Certificates will also be issued in respect of Shares issued after the Separation Time and prior to the Expiration Time to each holder of securities of the Company (other than an Acquiring Person (see “Acquiring Person” below) and, in respect of any Rights Beneficially Owned by such Acquiring Person that are not held of record by such Acquiring Person, the holder of record of such Rights) converting securities into or exchanging such securities for Shares.

In general, the Rights will separate from the Shares and become exercisable at the close of business (the “Separation Time”) on the tenth Trading Day after the earliest of: (a) the first date of public announcement or disclosure by the Company or a Person who has become an Acquiring Person, that a Person has become an Acquiring Person (the “Stock Acquisition Date”); (b) the date of commencement of, or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take Over Bid, other than a Permitted Bid or a Competing Permitted Bid (see “Take Over Bids” below); (c) the date upon which a Take Over Bid ceases to qualify as a Permitted Bid or a Competing Permitted Bid; or (d) such earlier or later time as the Company’s Board of Directors (the “Board”) may determine. If any Take Over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take Over Bid shall be deemed never to have been made. If the Board determines, in accordance with the Rights Agreement, to waive the application of the Rights Agreement to a Flip-In Event, (see “Flip-In Event” below), then the Separation Time shall be deemed never to have occurred in respect of such Flip-In Event.

Acquiring Person

An “Acquiring Person” is a Person that beneficially owns or becomes the beneficial owner of 20% or more of the outstanding shares of the Company entitled to vote generally in the election of all elected directors (the “Voting Shares”). An Acquiring Person does not, however, include the Company or any Subsidiary of the Company, or any Person that becomes the Beneficial Owner of 20% or more of the Voting Shares as a result of certain exempt transactions. These exempt transactions include where any Person becomes the Beneficial Owner of 20% or more of the Voting Shares as a result of one or any combination of, among other things: (i) an acquisition or redemption by the Company of Voting Shares of any class which, by reducing the number of Voting Shares of that particular class outstanding, increases the proportionate number of Voting Shares of that particular class beneficially owned by such Person to 20% or more of the Voting Shares of that particular class then outstanding; (ii) a Permitted Bid Acquisition; (iii) an Exempt Acquisition; or (iv) a Pro Rata Acquisition; provided, however, that if a Person becomes a Beneficial of 20% or more of the outstanding Voting Shares of any class as a result of one or any combination of the foregoing transactions and thereafter becomes the Beneficial owner of an additional 1% of the Voting Shares other than as a result of one or any of the foregoing transactions, such Person shall become an Acquiring Person.

The definition of “Acquiring Person” also excludes any underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with the distribution of securities pursuant to an underwriting agreement with the Company.

A Beneficial Owner includes, subject to certain specified exclusions, an owner of securities entitling the owner to become an owner of Voting Shares, including conversion or exchange rights or rights to purchase, within 60 days.

Right to Purchase Shares

A transaction in which a Person becomes an Acquiring Person is referred to as a “Flip-In Event.” Any Rights held by an Acquiring Person, an Affiliate or Associate of an Acquiring Person, a joint actor or transferee of such Person on or after the earlier of the Separation Time or the Stock Acquisition Date will become void upon the occurrence of a Flip-In Event. After the close of business on the tenth Trading Day after the Stock Acquisition Date, the Rights (other than those that became void upon occurrence of the Flip-In Event) will entitle the holder to purchase from the Company, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of Shares having an aggregate Market Price on the date of the consummation or occurrence of the Flip-In Event equal to twice the Exercise Price upon payment of an amount in cash equal to the Exercise Price (such Rights being subject to anti-dilution adjustments as provided in the Rights Agreement).

Take Over Bids

A “Take Over Bid” is an offer to acquire (or acceptance of an offer to sell) Shares or securities convertible into Voting Shares if following such transaction the Person acquiring such Shares or other securities would beneficially own 20% or more of the outstanding Voting Shares. The Rights are not triggered if a Take Over Bid is a Permitted Bid or a Competing Permitted Bid allowing sufficient time for the Shareholders to consider and react to the offer and to decide to tender or not tender without the concern that they will be left with illiquid Shares should they not tender.

A “Permitted Bid” is a Take Over Bid where such bid is made by way of a Take Over Bid circular and: (i) is made to all holders of Voting Shares, other than the offeror, for all of the Shares held by those holders; and (ii) the bid must not permit Shares tendered pursuant to the bid to be taken up until not less than 60 days following the bid and only if, at such time, more than 50% of the outstanding Voting Shares held by Shareholders other than Independent Shareholders (defined below) have been tendered or deposited pursuant to the Take Over Bid and not withdrawn. A Permitted Bid must satisfy such other requirements as are outlined in the Rights Agreement. An “Independent Shareholder” means any holder of Voting Shares other than (a) any Acquiring Person, (b) any person making a Take Over Bid (an “Offeror”), (c) any Affiliates or Associates of any Acquiring Person or Offeror, (d) any Persons acting jointly or in concert with any Acquiring Person or Offeror and (e) certain employee benefit plans.

A “Competing Permitted Bid” is a Take Over Bid that is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry, termination or withdrawal of that Permitted Bid or Competing Permitted Bid, satisfying the applicable provisions of the definition of Permitted Bid and meeting the take-up and payment conditions required of such take-over bids, as outlined in the Rights Agreement.

A Permitted Bid or Competing Permitted Bid is not required to be approved by the Company and such bids may be made directly to Shareholders. Acquisitions of Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-In Event.

Waiver and Redemption

Prior to the occurrence of a Flip-In Event, the Board may, by written notice to the Rights Agent, waive the application of the Rights Agreement to a particular Flip-In Event that would occur as a result of a Take Over Bid made under a circular prepared in accordance with applicable securities laws to all holders of Voting Shares. In such event, the Company shall be deemed to also have waived the application of the Rights Agreement to any other Flip-In Event occurring as a result of any other Take Over Bid made under a circular prepared in accordance with applicable securities laws to all holders of Voting Shares prior to the expiration of any Take Over Bid in respect of which a waiver is, or is deemed to have been, granted.

The Company may also waive the application of the Rights Agreement to an inadvertent Flip-In Event, on the condition that the Person who became an inadvertent Acquiring Person in the Flip-In Event reduces its Beneficial Ownership of Shares such that, at the time of waiver, it is no longer an Acquiring Person or such inadvertent Acquiring Person covenants in favor of the Company, on terms acceptable to the Company, to reduce its Beneficial Ownership of Shares within a period of time specified by the Company such that, at the time the waiver becomes effective at the expiry of such period of time, it is no longer an Acquiring Person.

Subject to the provisions of the Rights Agreement, until the occurrence of a Flip-In Event which has not been waived, the Company may elect to redeem all but not less than all of the then outstanding Rights at $0.00001 per Right, appropriately adjusted as provided for in the Rights Agreement (such redemption price being herein referred to as the “Redemption Price”).

In the event that a Person acquires Voting Shares pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition, the Company shall immediately upon such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price. Where a Take Over Bid that is not a Permitted Bid or a Competing Permitted Bid expires, is terminated or is otherwise withdrawn after the Separation Time has occurred and prior to the occurrence of a Flip-In Event, the Company may elect to redeem all of the outstanding Rights at the Redemption Price.

If the Company elects or is deemed to have elected to redeem the Rights, it must comply with the applicable provisions of the Rights Agreement in respect thereof. Upon the Rights being redeemed, all the provisions of the Rights Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Shares as of the Separation Time had not been mailed to each such holder and, for all purposes of the Rights Agreement, the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the outstanding Shares, subject to and in accordance with the Rights Agreement.

The Company shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless such holder is entitled to receive at least $10.00 in respect of all Rights held by such holder.

No Shareholders’ Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a Shareholder of the Company, including, without limitation, the right to vote or to receive distributions.

Confirmation; Termination

The shareholders of the Company approved the Rights Agreement at a meeting of the shareholders held on September 23, 2011. The Rights Agreement must be reconfirmed by a resolution passed by a majority of the votes cast by holders of Voting Shares who vote in respect of ratification and confirmation at the annual meeting of the Company held in 2014 and at every third annual meeting thereafter.

The Rights Agreement shall expire and be of no further force or effect, if the Agreement is not reconfirmed, or is not presented for reconfirmation, at an annual meeting of the Company when required pursuant to the Rights Agreement, on the date upon which such annual meeting terminates.

Amendment of the Rights Agreement

The Company may from time to time prior to or after the Separation Time, without the approval of the holders of Shares or Rights, make amendments: (i) to correct clerical or typographical errors; (ii) to maintain the validity and effectiveness of the Rights Agreement as a result of any change in applicable legislation, regulations or rules thereunder; and (iii) in order to make any changes which the Company acting in good faith may deem necessary or desirable. Any amendment referred to in (ii) must, if made before the Separation Time, be submitted to the holders of Shares at the next meeting of Shareholders and, if made after the Separation Time, must be submitted to the holders of Rights at a meeting of the holders of Rights for approval.

At any time before the Separation Time, the Company may, with prior consent of the Shareholders received at a Shareholder meeting, amend, supplement, restate or rescind any of the provisions of the Rights Agreement and the Rights, whether or not such action would materially adversely affect the interests of the holders of Rights generally. At any time after the Separation Time, the Company may, with prior consent of the holders of Rights obtained at a meeting of the holders of Rights, amend, supplement, restate or rescind any of the provisions of the Rights Agreement and the Rights, whether or not such action would materially adversely affect the interests of the holders of Rights generally.

Certain Anti-Takeover Effects

The Rights are not intended to prevent a takeover of the Company and will not do so; however, the Rights may have certain anti-takeover effects.

Upon a Flip-In Event occurring and the Rights separating from the attached Shares, reported earnings per Share on a fully diluted or nondiluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-In Event may suffer substantial dilution.

By permitting holders of Rights other than an Acquiring Person to acquire Shares at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the Voting Shares other than by way of a Permitted Bid or other than in circumstances where the Rights are redeemed or the Board waives the application of the Rights Agreement. Accordingly, the existence of the Rights may deter certain acquirers from making takeover proposals or tender offers.

The Rights help ensure that the Shareholders receive fair and equal treatment in the event of any takeover proposal of the Company. The execution of the Rights Agreement by the Company is not in response to any specific take-over threat or proposal, but is a precaution taken to protect the rights of the Company’s Shareholders.

Item 2.	Exhibits.

Amended and Restated Shareholder Rights Plan Agreement, dated as of September 23, 2011, between the Registrant and Computershare Investor Services Inc as Rights Agent.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:	October 13, 2011

Silvercorp Metals Inc.

By: /s/ Lorne Waldman
Name: Lorne Waldman
Title: Corporate Secretary

Exhibit Index

Exhibit Number	Description of Exhibit

99.1	Amended and Restated Shareholder Rights Plan Agreement, dated as of September 23, 2011, between the Registrant and Computershare Investor Services Inc as Rights Agent